SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________
FORM 11-K
_________________________

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

[ X ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-8529
________________________
The Legg Mason
Profit Sharing and 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.
Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm
As of December 31, 2016 and 2015 and
For the Year Ended December 31, 2016

* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Plan Committee of
The Legg Mason Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, referred to as “supplemental information,” has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Stout, Causey & Horning, P.A.
Sparks, Maryland
June 23, 2017

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
Assets
Investments, at fair value:
Interest bearing cash	$12,218	$490,536
Participant-directed investments	404,618,742	368,921,758
Total Investments, at fair value	404,630,960	369,412,294
Receivables
Company contributions receivable	7,680,957	5,445,320
Notes receivable from participants	3,224,987	3,012,465
Other	49	24
Total Receivables	10,905,993	8,457,809
Total Assets	415,536,953	377,870,103

Liabilities	—	—
Net Assets Available for Benefits	$415,536,953	$377,870,103
The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$14,083,704
Participants	13,499,207
Rollovers	1,187,946
Transfers In (Note 1)	1,411,432
Total Contributions	30,182,289
Investment income
Interest and dividend income	9,820,243
Net appreciation in fair value of investments	24,577,777
Total Investment Income	34,398,020
Interest Income on Notes Receivable from Participants	131,226
Benefits Paid to Participants	(26,666,383)
Administrative Expenses	(94,185)
Transfers Out (Note 1)	(284,117)
Net Increase in Net Assets Available for Benefits	37,666,850
Net Assets Available for Benefits:
Beginning of the Year	377,870,103
End of the Year	$415,536,953
The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Notes to the Financial Statements
As of December 31, 2016 and 2015 and
For the Year Ended December 31, 2016

1. DESCRIPTION OF THE PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960, is a multiple-employer defined contribution plan covering substantially all employees of Legg Mason & Co., LLC ("LM & Co.") and affiliated participating companies (collectively "the Company") with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and was most recently amended by the third amendment to the Plan.

The most significant changes incorporated by the third amendment and their respective effective dates are as follows:

•
Effective January 1, 2016, Plan forfeitures can be used to offset Company contributions or used to pay reasonable administration fees. Previously, forfeitures could be used to pay reasonable administration fees or allocated as an additional discretionary contribution to Plan participants.

•
Effective September 1, 2016, Martin Currie, Inc. adopted the plan and became a participating employer. The Martin Currie Profit Sharing Plan was merged into the Plan, and the assets of the related employees were also transferred into the Plan as of September 9, 2016. In addition, all Martin Currie, Inc. employee assets that were transferred were fully vested at the time of transfer and the employees will be credited for prior service towards future profit sharing contributions from the Plan.

•	Effective October 3, 2016, participants have the option to invest their assets in Self-directed brokerage assets.

•	Effective November 1, 2016, active employees can make in-plan Roth conversions, which were previously only available to participants who were eligible for an in-service withdrawal or benefit payment.

•
Effective January 1, 2017, participants have the option to elect the frequency with which they receive their installment payment distributions. Participants can elect to receive payments as frequently as monthly, or as infrequently as annually. Previously, only annual installment payments were allowed.

An employee becomes eligible to participate in the Plan on his or her date of hire. Participants are immediately eligible to participate in the portion of the Plan that relates to voluntary participant contributions and Company matching contributions. Full-time participants are eligible to participate in the portion of the Plan relating to discretionary Company profit sharing contributions on January 1 following the date of employment. Part-time participants are eligible to participate in the portion of the Plan relating to discretionary Company profit sharing contributions on the earlier of (a) the January 1 following the first calendar year the participant completed 1,000 hours of service, as defined by the Plan, or (b) the January 1 or July 1 following the first anniversary of the employment start date if the participant completed 1,000 hours of service, as defined by the Plan, in the first year of employment. Participants may only receive Company profit sharing contributions if they were employed on the last day of the Plan year, or have retired, died, or become disabled during the Plan year.

Affiliated companies of the Plan are as follows:

QS Investors, LLC
ClearBridge, LLC
ClearBridge Investments, LLC
Legg Mason Private Portfolio Group, LLC
Martin Currie, Inc. (effective September 1, 2016)

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code ("the Code").

B.
A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $18,000 for the year ended December 31, 2016. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

Company Contributions

The Company may make a discretionary matching contribution with each company pay period to all eligible employees. During 2016, the Company made a 100% match on the first 3% of eligible compensation and a 50% match on the next 3% of eligible compensation up to a maximum annual match of $10,000 per participant. Company matching contributions for 2016 totaled $7,259,518. The match is contributed on a per payroll basis, however, also allows for a true-up provision at the end of the Plan year whereby participants who have elected to change their deferral percentages throughout the year may not be maximizing the Company match. Employees must be employed at year end to receive the true-up contributions unless employment terminated during the Plan year by reason of retirement, disability, or death. The true-up provision allows the Company to make up for any match that may not have been realized as a result of the participants’ actions with their deferral rates during the Plan year.

Additionally, the Company, upon approval of the Board of Managers, may make discretionary profit sharing contributions to the Plan. Employees must be employed at year end to receive the profit sharing contributions unless employment terminated during the Plan year by reason of retirement, disability, or death. The Company approved a discretionary profit sharing contribution for 2016 of $6,879,102, which was reduced by $54,916 of reallocated forfeitures.

The discretionary profit sharing contributions and a portion of the Company matching contributions were remitted to the Plan subsequent to December 31, 2016 and 2015, and accordingly, are included as Company contributions receivable in the accompanying statements of net assets available for benefits as of December 31, 2016 and 2015.

Transfers

Occasionally employees relocate between LM & Co. and its affiliated entities that do not participate in the Plan, resulting in a transfer of that employee's related assets to or from the Plan.

Transfers in during the period were related to the addition of employees from an existing plan through Martin Currie, Inc. into the Plan, as well as, due to the relocation of employees from a LM & Co. affiliate that does not participate in the Plan. Assets related to Martin Currie, Inc. employees were transferred from the Martin Currie Profit Sharing Plan. The assets of the employees who relocated were transferred into the Plan from the separately managed plan of the other LM & Co. affiliate in association with the movement of the related employees.

Transfers out during the period were the result of employees relocating to another LM & Co. affiliate. The assets of the employees were transferred from the Plan to the separately managed plan of the other LM & Co. affiliate in association with the movement of the related employees.

Participant Accounts

Each participant’s account is participant-directed, or self-directed, and credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and (c) any expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year), including the option to self-direct such assets. Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contributions. Vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Percentage
Years of Service	Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial or full Plan termination.

Forfeitures

Terminating participants of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible, at which point unvested amounts are forfeited.  Through the plan year ending December 31, 2015, forfeitures were used to pay Plan expenses or were reallocated to continuing participants as additional Company contributions in the year in which unvested amounts were forfeited.  As of December 31, 2015, forfeitures totaled $125,318, which were credited to participants' accounts during the Plan year ended December 31, 2016.  As of January 1, 2016, the Plan was amended so that forfeitures can be used to pay Plan expenses or to offset the expense of Company contributions in the year in which they are forfeited.  As of December 31, 2016, unallocated forfeitures totaled $54,916, and were used to offset the expense of the discretionary Company contribution for plan year ending December 31, 2016.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, or disability. In addition, the Plan allows for certain in-service withdrawals. Benefit payments from Company contribution accounts are available to actively employed participants after 60 months of participation in the Plan, and benefit payments from compensation deferral accounts are available after attainment of age 59 ½. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2016 and 2015 totaled $12,243 and $489,944, respectively.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000, less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing market rates on the date of issuance, as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Plan Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets unless the Company elects to pay them. For the year ended December 31, 2016, the majority of expenses of the Plan were paid with Plan assets of which $92,635 were paid by the funds’ revenue sharing arrangements with Merrill Lynch through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by Plan sponsors that do not want to pay Plan expenses themselves, but still want to ensure the participant fees are reasonable. Effective October 1, 2016, the revenue sharing agreement changed. Revenue sharing generated after October 1, 2016 is now allocated to participants on a monthly basis. All revenue sharing generated after October 1, 2016 is automatically allocated to participant accounts monthly and is no longer used to pay Plan expenses. Due to the change, Plan expenses will be paid by the Company, and will no longer be paid using revenue sharing. Revenue sharing generated prior to October 1, 2016 was used to pay Plan expenses. Such expenses are often indirect compensation in nature and are captured as a component of net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net appreciation in fair value of investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Interests in collective investment trusts: Valued at the net asset value (“NAV”), as a practical expedient, calculated on a daily basis by the administrator of the trusts.

Interest bearing cash and money market deposit: Valued at amortized cost plus accrued interest, which approximates fair value.

Common stock: Valued at unadjusted quoted market share price within an active market.

Participant self-directed assets: Valued at the closing price of shares held by the Plan at year-end. Individual securities within the accounts are traded on an active market.

Unitized fund: Valued at fair value based on the unit value of the fund. Unit value is determined by the institution sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015:

	Level 1	Level 2	Level 3	Investments measured at NAV	Total
Interest bearing cash	$12,218	$—	$—	$—	$12,218
Interests in registered investment companies	274,831,525	—	—	—	274,831,525
Money market deposit	4,971,337	—	—	—	4,971,337
Common stock	354,436	—	—	—	354,436
Participant self-directed assets	767,609	—	—	—	767,609
Unitized fund	—	7,397,461	—	—	7,397,461
Total investments in the fair value hierarchy	280,937,125	7,397,461	—	—	288,334,586
Interests in collective investment trusts(1)	n/a	n/a	n/a	116,296,374	116,296,374
Total investments as of December 31, 2016	$280,937,125	$7,397,461	$—	$116,296,374	$404,630,960

	Level 1	Level 2	Level 3	Investments measured at NAV	Total
Interest bearing cash	$490,536	$—	$—	$—	$490,536
Interests in registered investment companies	325,908,347	—	—	—	325,908,347
Money market deposit	4,247,369	—	—	—	4,247,369
Common stock	475,055	—	—	—	475,055
Unitized fund	—	9,091,998	—	—	9,091,998
Total investments in the fair value hierarchy	331,121,307	9,091,998	—	—	340,213,305
Interests in collective investment trusts(1)	n/a	n/a	n/a	29,198,989	29,198,989
Total investments as of December 31, 2015	$331,121,307	$9,091,998	$—	$29,198,989	$369,412,294

(1)
In accordance with ASC 820-10, certain investments that were measured at NAV per share (or its equivalent), as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan has adopted the updated GAAP valuation standard related to investment in certain entities that do not have a readily determined fair value. This guidance allows the fair value measurements for an investment to be based on reported NAV if certain criteria are met and establishes additional disclosures related to these investments.  Due to the nature of the investments, the redemption frequency is daily and there are no required redemption notices or unfunded commitments. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset value.

The Plan's investments in collective investment trusts include target date funds, referred to as Roadmap funds, as well as, index funds, a value equity fund and a core bond fund, all of which are valued at NAV, as a practical expedient. The Roadmap funds' investment strategies are to provide the highest total return through a combination of income and long-term asset appreciation. Each Roadmap fund's asset mix is designed to meet specific target retirement dates. The index funds' investment strategies are to mimic the returns of the respective indexes. The value equity fund seeks to follow a value discipline of investing by investing primarily in large-capitalization stocks at large discounts to the manager’s assessment of their intrinsic value, and the core bond fund seeks to maximize total return from a high-quality, U.S. dollar denominated core fixed-income portfolio.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Recent Accounting Developments

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I is not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management elected to early adopt Part II as of December 31, 2015, and has retrospectively applied the standard.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes certain disclosure requirements for investments that calculate net asset value per share and do not use the practical expedient. ASU 2015-07 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016, with earlier adoption permitted, and should be retrospectively applied to all periods presented. Management has adopted and implemented ASU 2015-07 as of December 31, 2016, and has retrospectively applied the standard.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

3. INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a determination letter, dated December 30, 2015, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since the amendments covered in the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, the provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense.

The Plan is subject to routine audits by the IRS and Department of Labor; however, there are currently no audits for any periods in progress.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock, which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from a prior plan. Dispositions of 259 shares of Legg Mason, Inc. common stock with aggregate proceeds of $8,635 were made during 2016. There were no purchases of Legg Mason, Inc. common stock during 2016. The market value of Legg Mason, Inc. common stock held at December 31, 2016 and 2015 was $354,436 (11,850 shares) and $475,055 (12,109 shares), respectively.

Dispositions of 98,095 units with aggregate proceeds of $1,983,168, and purchases of 106,639 units with an aggregate cost of $2,064,843 of the Legg Mason Common Stock Fund were made during 2016. The market value of the Legg Mason Common Stock Fund held at December 31, 2016 and 2015 was $7,397,461 (408,817 units) and $9,091,998 (400,273 units), respectively.

Cash balances maintained by the Plan, the Legg Mason, Inc. common stock directly owned by the Plan, and shares of common stock held by the unitized Legg Mason Common Stock Fund were held by Merrill Lynch in investment accounts.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

The Plan invests in shares of funds managed by Bank of America, N.A. and in Legg Mason, Inc. Common Stock. Bank of America, N.A. acts as Custodian of the Plan and LM & Co. is the Plan sponsor. The Plan invests in funds managed by affiliates of the Company. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE PROVIDED
PURSUANT TO THE DEPARTMENT OF LABOR’S
RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN
EIN#: 20-3171699
Plan #: 001
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) Cost	No. of Shares	(e) Current Value

	BIF Money Fund	Interest Bearing Cash	$12,218	12,218	$12,218

*	401(K) Roadmap Fund, Class R5	Interest in Collective Investment Trust	**	5,926	61,096
*	401(K) Roadmap 2015 Fund, Class R5	Interest in Collective Investment Trust	**	178,973	1,777,201
*	401(K) Roadmap 2020 Fund, Class R5	Interest in Collective Investment Trust	**	86,593	855,542
*	401(K) Roadmap 2025 Fund, Class R5	Interest in Collective Investment Trust	**	638,571	6,564,507
*	401(K) Roadmap 2030 Fund, Class R5	Interest in Collective Investment Trust	**	493,935	5,131,984
*	401(K) Roadmap 2035 Fund, Class R5	Interest in Collective Investment Trust	**	573,330	6,002,766
*	401(K) Roadmap 2040 Fund, Class R5	Interest in Collective Investment Trust	**	545,830	5,834,926
*	401(K) Roadmap 2045 Fund, Class R5	Interest in Collective Investment Trust	**	174,017	1,849,805
*	401(K) Roadmap 2050 Fund, Class R5	Interest in Collective Investment Trust	**	343,813	3,709,748
*	ClearBridge Value Equity, Class R-LM	Interest in Collective Investment Trust	**	2,167,302	39,531,596
	State Street International Index, Tier C	Interest in Collective Investment Trust	**	102,547	1,915,366
	State Street S&P 500 Index, Tier N	Interest in Collective Investment Trust	**	652,514	31,880,508
	State Street U.S. Bond Index, Tier C	Interest in Collective Investment Trust	**	146,656	1,990,264
*	Western Asset Core Plus Bond, Class R-LM	Interest in Collective Investment Trust	**	577,328	9,191,065
					116,296,374

	American EuroPacific Growth Fund, Class R6	Interest in Registered Investment Companies	**	346,345	15,599,377
	American Growth Fund of America, Class R6	Interest in Registered Investment Companies	**	345,939	14,546,717
	American Washington Mutual Investors Fund, Class R6	Interest in Registered Investment Companies	**	237,544	9,729,812
*	ClearBridge Aggressive Growth Fund, Institutional Class	Interest in Registered Investment Companies	**	112,048	23,200,729
*	ClearBridge Appreciation Fund, Institutional Class	Interest in Registered Investment Companies	**	379,165	7,898,016
*	ClearBridge Dividend Strategy Fund, Institutional Class	Interest in Registered Investment Companies	**	566,973	12,308,994
*	ClearBridge International Growth Trust, Institutional Class	Interest in Registered Investment Companies	**	110,371	3,730,544
*	ClearBridge International Small Cap, Institutional Class	Interest in Registered Investment Companies	**	81,580	1,215,542
*	ClearBridge Large Cap Value Fund, Institutional Class	Interest in Registered Investment Companies	**	72,351	2,157,500
*	ClearBridge Mid-Cap Fund, Institutional Class	Interest in Registered Investment Companies	**	197,780	6,876,808
*	ClearBridge Small Cap Fund, Institutional Class	Interest in Registered Investment Companies	**	427,014	24,100,672
*	ClearBridge Small Cap Growth Fund, Institutional Class	Interest in Registered Investment Companies	**	117,444	3,385,904
*	ClearBridge Small Cap Value Fund, Institutional Class	Interest in Registered Investment Companies	**	175,266	4,018,855
	Davis Opportunity Fund, Class Y	Interest in Registered Investment Companies	**	248,309	8,025,359
	Dodge and Cox Balanced Fund	Interest in Registered Investment Companies	**	107,764	11,137,449
	Eaton Vance Income Fund of Boston, Institutional Class	Interest in Registered Investment Companies	**	467,452	2,678,498
	Franklin Small-Mid Cap Growth Fund, Class R6	Interest in Registered Investment Companies	**	166,767	5,750,122
*	Legg Mason Brandywine Diversified Large Cap Value Fund, Institutional Class	Interest in Registered Investment Companies	**	35,817	674,431
*	Legg Mason BW Global Opportunities Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	240,759	2,417,224
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Interest in Registered Investment Companies	**	1,138,559	23,374,615
	PIMCO Foreign Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	323,218	3,380,860
	PIMCO Total Return Portfolio, Institutional Class	Interest in Registered Investment Companies	**	696,737	6,988,272
	Private Capital Management Value Fund, Institutional Class	Interest in Registered Investment Companies	**	154,457	2,357,021
*	QS International Equity Trust, Institutional Class	Interest in Registered Investment Companies	**	441,839	6,229,927
*	Royce International Premier Fund, Investment Class	Interest in Registered Investment Companies	**	98,425	929,133
*	Royce Pennsylvania Mutual Fund, Investment Class	Interest in Registered Investment Companies	**	1,306,005	14,392,174
*	Royce Special Equity Fund, Institutional Class	Interest in Registered Investment Companies	**	75,004	1,638,086
*	Royce Total Return Fund, Institutional Class	Interest in Registered Investment Companies	**	118,997	1,608,839
	T Rowe Price Small Cap Stock Fund	Interest in Registered Investment Companies	**	268,748	12,074,855
	Templeton World Fund, Advisor Class	Interest in Registered Investment Companies	**	639,679	10,132,515
	Wells Fargo Emerging Markets Equity Fund, Administrator Class	Interest in Registered Investment Companies	**	264,497	5,250,262
*	Western Asset Corporate Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	203,338	2,480,724
*	Western Asset Inflation Indexed Plus Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	118,907	1,317,490
*	Western Asset Institutional Government Fund, Institutional Class	Interest in Registered Investment Companies	**	16,753,147	16,753,147
*	Western Asset Short Duration High Income Fund, Institutional Class	Interest in Registered Investment Companies	**	688,418	3,696,804
*	Western Asset Short-Term Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	720,584	2,774,248
					274,831,525

*	Legg Mason, Inc. Retirement Bank Account	Money Market Deposit	**	4,971,337	4,971,337
*	Legg Mason, Inc. Common Stock	Common Stock	**	11,850	354,436
	Participant self-directed assets	Participant self-directed assets	**	767,609	767,609
*	Legg Mason, Inc. Common Stock Fund	Unitized Fund	**	408,817	7,397,461
*	Participant Loans	Interest rates range from 4.25% to 9.25%, maturing through December 2021	—	N/A	3,224,987
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis is required to be disclosed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 23, 2017

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

By:	/s/ Brian Becker
Brian Becker
Managing Director, HR Operations Services
Retirement Plan Committee Member

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.